Filed by Magellan Midstream Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No.: 001-16335

On June 20, 2023, Aaron L. Milford, President and Chief Executive Officer of Magellan Midstream Partners, L.P. (“Magellan”), participated in a television interview on the Bloomberg TV program Bloomberg Markets: The Close. Below is a transcript of the interview.

<<Scarlet Fu, Bloomberg TV>>

The merger of pipeline operators ONEOK and Magellan Midstream Partners is one of the biggest deals in the oil and gas sector this year. So joining us now to discuss the deal and give us a sense of what it means for the industry is Aaron Milford. He is President and CEO of Magellan Midstream Partners. Aaron, good to see you in New York. Thank you so much for coming in.

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Thanks for having me.

<<Scarlet Fu, Bloomberg TV>>

So ONEOK is big in natural gas transportation, while Magellan usually moves oil and refined products. There isn’t – or doesn’t appear to be – a lot of overlap or natural synergies. Walk us through the strategic rationale of this deal.

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Sure. So from our perspective, we’ve thought about trying to diversify our business from refined products and crude oil into natural gas liquids and natural gas, which is what ONEOK does, for some time. So for us, a big part of the strategic rationale is that diversification. At the end of the day, we think that diversification will create a more resilient company and actually provide more growth to our unitholders than what we can do on a standalone basis. So that’s the rationale from our perspective. And then secondly, we’re getting a full value. When you look at what ONEOK has offered and the combination we’re putting together, they’re giving us a full value that we don’t think we can otherwise achieve. So when you look at just the quality of the company, the diversification, the synergies we expect to get from it, along with the upfront value, we think it’s a very compelling deal.

<<Scarlet Fu, Bloomberg TV>>

Yeah, one of your investors, Energy Income Partners, has opposed the deal, saying that the tax hit it would take on the deal is higher than the premium it’s getting. How do you respond to that?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Well, for us it’s not just comparing the taxes that may be owed by our unitholders to just the premium. You have to look at, what were we worth before. So, in May, before the deal was announced, we were trading for a little over $55. The deal value is $67.50. In either case, you’re going to pay the taxes. That’s something that we’re really trying to make sure our unitholders understand. They owe the taxes in any scenario. The question for them ultimately is not the premium they’re getting, but the total value they’re getting – $67.50 versus $55 – and they’re going to pay the taxes anyway. So they’re better off with the deal that we’ve recommended.

<<Romaine Bostick, Bloomberg TV>>

Well, but their argument though is that there really is no premium when you factor in the taxes. At $67.50, it’s basically a wash. What’s the longer-term offer there?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Right, so what you’re doing is you’re assuming that the taxes are being created by this transaction. They’re not being created by this transaction. They already owe them. One of the features of a master limited partnership is the deferral of taxes through time. Not tax avoidance – it’s not tax-free – so they owe the taxes anyway. So whether we’re worth $55, where we were trading before, or whether they get $67.50, which is what we’re recommending, they pay the taxes anyway.

<<Romaine Bostick, Bloomberg TV>>

But you understand that there’s going to be a lot of pushback, and by pushback, I mean actual legal pushback as well here. So as you embarked on this deal here, you took into account the possibility that you’re going to have to deal with shareholder lawsuits?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Well, unfortunately, in today’s world, shareholder lawsuits are just the nature of M&A. It has nothing to do with this particular deal in our case. We certainly understood that taxes are going to be important to our unitholders. And we have spent a lot of time with our board of directors and our advisors, making sure we understood and understand the tax impacts for our unitholders. And when we do that evaluation, they’re better off.

<<Romaine Bostick, Bloomberg TV>>

Well, let me rephrase the question a little bit. At $67.50, if for some reason there was a bigger deal premium here, would this tax issue still be there? Or at least the tax issue that these investors are raising?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Regardless of what the premium is, the tax issue is going to be the same.

<<Romaine Bostick, Bloomberg TV>>

Was there any way to compensate them above and beyond that?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Well, we’ve already went and negotiated essentially the best deal that we thought we could get. So at the end of the day, whether – it’s not just the premium, when you look at the total value of what our unitholders are getting, they’re better off.

<<Scarlet Fu, Bloomberg TV>>

Are there any discussions to perhaps renegotiate the terms of the deal in order to win over shareholder approval like EIP?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

We’re focused on this deal. This is a really full value for our company. I need to make sure that that’s clear. This is a full value for our company that we don’t otherwise think that we can generate. So we’re focused on this deal.

<<Scarlet Fu, Bloomberg TV>>

This is one of the biggest midstream deals in years. What does it say about consolidation in this space? Do you expect there to be more in the industry?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

It’s a good question. I’m not sure that I would read through and say this deal means there’s going to be more consolidation. The deals when you put these together are unique. They create values that are unique. The combinations are unique themselves. So I wouldn’t say that there’s going to be more consolidation because of this deal. There may be, but I think consolidation is uniquely driven.

<<Scarlet Fu, Bloomberg TV>>

But a lot of the consolidation that has been happening in this space is, a lot of people say, related to the industry’s transition to renewable energy. Can you talk us through a little bit of that? About how consolidation prepares your industry better for that?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Well, for us, consolidation, in our case, it creates more scale and creates more diversity. We have NGLs, natural gas, refined products and crude oil, all of those present opportunities. So if you think of an energy transition where – let’s face it – we all see the transition occurring but none of us can guess where it’s going to end up, having more opportunities in more different areas of the energy space is good. So scale and diversity are very powerful in an energy transition world. This deal does that.

<<Romaine Bostick, Bloomberg TV>>

This deal does that, that sounds great for investors. What do you think folks in Washington, the regulators in Washington, how are they going to feel about this?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Well, I think, from our perspective, our businesses don’t overlap in the way that I think regulators would be concerned. So we think it’s very clean and it shouldn’t cause us any problems.

<<Romaine Bostick, Bloomberg TV>>

Shouldn’t cause you any problems. Once this deal – let’s assume this deal gets completed. The integration has to begin here. You say there’s no overlap, does that mean that you’re basically just taking on everything that ONEOK has, or will there be some sort of cuts, some sort of trimming around the edges?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

Well, there will be some trimming. You don’t put two companies together and not get some operational synergies, or trimming, in your words. There is going to be some of that, but that’s going to be really, I think, the smallest piece of this. For us, the synergy is going to come from – well, we’re in different markets, so the regulators are less concerned about the anticompetitive nature of it. We do have similar businesses in that we move liquid energy, and we think there’s going to be a lot of opportunities to do that better.

<<Scarlet Fu, Bloomberg TV>>

Very quickly, what is your confidence that investors will approve the deal as it stands right now?

<<Aaron L. Milford, President and Chief Executive Officer, Magellan>>

I think as we get our message out there, and we make sure they understand the value, make sure they understand the quality of the combined company, and they understand they’re going to pay the taxes anyway and the tax bills are going to get bigger from here. If they understand that, we’ll win.

<<Scarlet Fu, Bloomberg TV>>

Aaron Milford, really appreciate your joining us. President and CEO of Magellan Midstream Partners, of course just announced it is going to tie up with ONEOK last month.

* * * * * * *

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK, Inc. (“ONEOK”) or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk that the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction between ONEOK and Magellan, ONEOK has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors can obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.